

December 13, 2012

Via E-mail
Ms. Christine Sacco
Chief Financial Officer
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, NJ 07652

> **Re:** **Smart Balance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 8, 2012**
> **Items 2.02 and 9.01 Form 8-K**
> **Filed November 8, 2012**
> **File No. 1-33595**

Dear Ms. Sacco:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

1.   Throughout this section, your discussion indicates that material changes in reported line items were attributable to multiple factors but does not quantify the impact of each identified factor. Revise your presentation to provide such quantification. See FRC 501.04.

2.   Your discussion under this section includes presentations of various measures excluding certain items. For example, your discussion of operating expenses and operating income (loss) includes presentations of these measures, adjusted to exclude certain items. Please note that each of these adjusted measures represents a non-GAAP measure. Revise your presentation to include disclosure relevant to such measures. See Item 10(e) of Regulation S-K.

Non-GAAP Financial Measures, page 32

3.   We note your disclosure indicating that the non-GAAP measures "better" explain and reflect your profitability and performance. Tell us why your use of the term "better" does not inappropriately give greater prominence to the non-GAAP measures. See Item 10(e)(1)(i) of Regulation S-K.

Management Report on Internal Control Over Financial Reporting, page 42

4.   Please identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K for additional guidance.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 3 - Summary of Significant Accounting Policies, page F-10

Segments, page F-12

5.   Discussion in the Business section of your filing indicates that you sell a variety of different products. In view of this, explain to us how you have considered the disclosure requirements of FASB ASC paragraph 280-10-50-40.

Note 16 - Legal Proceedings and Contingencies, page F-25

6.   We note your discussion of various pending lawsuits and disclosure indicating that they are not expected to have a material adverse effect on the business. If you have concluded that the possibility of a material outflow in connection with these matters is remote, confirm that to us. Otherwise, explain to us how you have considered the disclosure requirements of FASB ASC 450-20-50 relating to contingencies you have deemed reasonably possible or probable.

Form 8-K filed November 8, 2012

7.   The heading and first paragraph of your press release include presentations of cash operating income and earnings per share excluding certain items without presentations of

corresponding GAAP amounts. Please note that whenever one or more non-GAAP financial measures are included in a filing with the Commission, you must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Revise your presentation accordingly. See Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant